UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                                   MALEX, INC.

                                (Name of Issuer)

                   Common Stock, par value $0.00002 per share

                         (Title of Class of Securities)

                                    561135104
                                 (CUSIP Number)

                                   Jianhua Wu
                               c/o Steve Zhu, Esq.
           Citigroup Tower, 14th Floor, No. 33, Hua Yuan Shi Qiao Road
                           Shanghai, P.R. China 200120
                                (8621) 6105-9000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 13, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 561135104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maxworthy Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            17,608,930 (1)
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON WITH             -
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        17,608,930 (1)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,608,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.67%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(1) Except that Jianhua Wu, as the managing director and a shareholder of Maxworthy Limited, and Lihua Tang, as a shareholder of Maxworthy Limited, may be deemed to share voting and dispositive power with respect to these shares.

CUSIP No. 561135104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jianhua Wu
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      People's Republic of China
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            -
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON WITH             17,608,930 (1)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        -
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        17,608,930 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,608,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.67%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(1) These shares are held by Maxworthy Limited, of which Jianhua Wu is the managing director and a shareholder.

CUSIP No. 561135104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lihua Tang
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      People's Republic of China
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            -
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON WITH             17,608,930 (1)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        -
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        17,608,930 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,608,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.67%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(1) These shares are held by Maxworthy Limited, of which Lihua Tang is a shareholder.

Item 1.     Security and Issuer.

      This statement relates to the common stock, par value $0.00002 per share ("Common Stock"), of Malex Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China.

Item 2.     Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Jianhua Wu, Lihua Tang and Maxworthy Limited. Both Mr. Wu and Ms. Tang are shareholders of Maxworthy Limited, and Mr. Wu is also the managing director of Maxworthy Limited. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) Jianhua Wu's business address is: No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China. Lihua Tang's business address is: No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China. Maxworthy Limited's business address is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      (c) Jianhua Wu is presently the Chief Executive Officer of the Company. Lihua Tang is presently the Secretary of the Company. The principal executive office for Mr. Wu and Ms. Tang is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China. Maxworthy Limited is in the business of making investments and its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Both Jianhua Wu and Lihua Tang are citizens of the People's Republic of China. Maxworthy Limited is a company formed under the laws of the British Virgin Islands.

Item 3.     Source and Amount of Funds and Other Consideration.

      On November 13, 2007 (the "Closing Date"), Malex Inc. (the "Company") executed a Share Exchange Agreement ("Exchange Agreement") by and among Synergy Business Consulting, LLC, a Delaware limited liability company ("Malex's Majority Stockholder") and the Company, on the one hand, and Fulland Limited, a Cayman Islands limited liability company ("Fulland"), and the stockholders of 100% of Fulland's common stock (the "Fulland Shareholders"), on the one hand, so that the Fulland Shareholders could acquire control of the Company. The Fulland Shareholders include Maxworthy Limited, of which Jianhua Wu is the managing director and a shareholder, and of which Lihua Tang is a shareholder.

      Under the Exchange Agreement, on the Closing Date, the Company issued shares of the Company's common stock to the Fulland Shareholders in exchange for 100% of the common stock of Fulland. Concurrently, Malex's Majority Stockholder cancelled 8,006,490 shares of Malex common stock held by it. Immediately after the Closing , Malex had a total of 36,181,969 shares of common stock outstanding, with Fulland Shareholders (and their assignees) owning approximately 99% of Malex's outstanding common stock. The Company's directors and Malex's Majority Stockholder approved the Exchange Agreement and the transactions contemplated thereunder. Fulland's directors and the Fulland Shareholders approved the Exchange Agreement and the transactions contemplated thereunder.

Item 4.     Purpose of Transaction.

      The Reporting Persons acquired the shares as former holders of Fulland's common stock. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

      In their capacities as officers of the Company, Jianhua Wu and Lihua Tang may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.     Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7.     Materials to be Filed as Exhibits.

(1)   Joint Filing Agreement attached hereto as Exhibit A.

(2) Share Exchange Agreement among Malex Inc., Malex's Majority Stockholder, Fulland and the Fulland Shareholders dated November 13, 2007 (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on November 13, 2007).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2007                MAXWORTHY LIMITED
                                       a British Virgin Islands company


                                       By: /s/ Jianhua Wu
                                           -------------------------
                                           Jianhua Wu
                                           Managing Director


Dated: December 5, 2007                /s/ Jianhua Wu
                                       -----------------------------
                                       Jianhua Wu


Dated: December 5, 2007                /s/ Lihua Tang
                                       -----------------------------
                                       Lihua Tang

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


      The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated: December 5, 2007                MAXWORTHY LIMITED
                                       a British Virgin Islands company


                                       By: /s/ Jianhua Wu
                                           -------------------------
                                           Jianhua Wu
                                           Managing Director


Dated: December 5, 2007                /s/ Jianhua Wu
                                       -----------------------------
                                       Jianhua Wu


Dated: December 5, 2007                /s/ Lihua Tang
                                       -----------------------------
                                       Lihua Tang